PRIVATE & CONFIDENTIAL

Presentation of Fairness to the Special Committee of the Board of Directors of

Anebulo Pharmaceuticals, Inc.

July 15, 2025

VALUATION & FINANCIAL ADVISORY | INVESTMENT BANKING | LITIGATION SUPPORT

PREFACE

This material has been prepared by Houlihan Capital, LLC ("Houlihan Capital") as part of a presentation being made to the Special Committee of the Board of Directors (the "Special Committee") of Anebulo Pharmaceuticals, Inc. (NASDAQCM:ANEB) (collectively, the "Client", the "Company", or "Anebulo") in support of our opinion (the "Opinion") whether or not favorable, to the Special Committee of the Company as to whether, as of the date of such Opinion, the transaction consisting of (i) a reverse stock split at a ratio of a range between 1-for-2,500 and 1-for-7,500 of the Company's common stock (the "Reverse Split") with the purpose of taking the Company private, and (ii) the cash payment of $3.50 per share to shareholders whose shares are converted into less than one share in the Reverse Split (the "Fractional Share Consideration", and collectively with the Reverse Split, the "Transaction"), is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Special Committee. Our written opinion may be used (i) by the Special Committee in evaluating the Transaction, (ii) in disclosure materials to holders of Client's equity holders, (iii) in filings with the U.S. Securities and Exchange Commission (the "SEC") (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Board), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation

or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from company management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. We have not assumed responsibility for any independent verification of this information, nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on the application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date of such Opinion, that the consideration to be issued or paid in the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of Company, its shareholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

PREFACE

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. The Opinion, the analyses contained herein, and all conclusions drawn from such analyses are necessarily based upon market, economic and other conditions that exist and can be evaluated as of the date of this presentation.

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company and has provided no previous investment banking or consulting services to the Company. Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction. In an engagement letter dated June 11, 2025, Client has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital's services.

TABLE OF CONTENTS

Executive Summary

Transaction Overview

- Houlihan Capital, LLC ("Houlihan Capital") understands that Anebulo Pharmaceuticals and/or its affiliates (the "Client" or the "Company" or "Anebulo") intends to effect a reverse stock split at a ratio of a range between 1-for-2,500 and 1-for-7,500 (the "Reverse Split") of its common stock for the purpose of taking the Company private. In connection with the Reverse Split, shareholders whose shares are converted into less than one share will receive cash consideration of $3.50 per share (the "Fractional Share Consideration") and will cease to hold equity in the Company following the closing of the Transaction (the Reverse Split and the Fractional Share Consideration are collectively the "Transaction").

EXECUTIVE SUMMARY

Fairness Opinion Conclusion

- Pursuant to an engagement letter dated June 11, 2025, the Special Committee of the Company (the "Special Committee") engaged Houlihan Capital as its financial advisor to render a written opinion (the "Opinion"), whether or not favorable, to the Special Committee as to whether, as of the date of such Opinion, the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.
- As of the date hereof, it is Houlihan Capital's opinion that the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.



Indicated Fair Market Value of Equity Per Share
Current Stock Price $1.57
30-Day VWAP $1.63
Market Approach: GPC Method & GT Method
Income Approach: DCF Method
$-
$0.50
$1.00
$1.50
$2.00

EXECUTIVE SUMMARY

HOULIHAN CAPITAL ENGAGEMENT

- Houlihan Capital was given unlimited access to pertinent information from the Company while conducting due diligence in order to identify key issues and parties involved and identify methods of analyses to be considered in the Opinion.

- Houlihan Capital analyzed the Transaction and the Fractional Share Consideration to be received by the Company's shareholders holding fewer than 2,500 – 7,500 shares prior to the reverse split (range is dependent upon the split ratio ultimately selected).

- As addressed further herein, Houlihan Capital analyzed internal and external factors which could influence the value of the Company and performed such other analyses deemed appropriate and consistent with accepted business valuation techniques.

- Houlihan Capital prepared its Opinion and conducted an internal fairness committee meeting in order to assess whether, as of the date of such Opinion, that the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.

- The conclusions set forth in the Opinion, and its delivery to the Special Committee on the date hereof, have been approved by Houlihan Capital's internal fairness committee.

- Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether, as of the date of such Opinion, that the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the:
    - Underlying business decision of Company, its shareholders, or any other party to proceed with or effect the proposed Transaction;

- Financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion;
- Terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof;
- Fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion;
- Relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company; or
- Tax, accounting, or legal consequences of the proposed Transaction to either the Company, its shareholders, or any other party.

- No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Special Committee's recommendation to its shareholders with respect to the adoption of the Transaction or how any shareholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company's organizational instruments.

- Houlihan Capital was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties, or liabilities (contingent or otherwise) of the Company.

- Houlihan Capital's Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

Executive Summary

- Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals, has any ownership or other beneficial interests in the Company and has provided no previous investment banking or consulting services to the Company.

- Houlihan Capital was not requested to, and did not:
    - Initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction;
    - Advise the Special Committee with respect to alternatives to the proposed Transaction.

- Houlihan Capital has received and is receiving a fee from the Company relating to its services in providing this Opinion that is not contingent on the consummation of the proposed Transaction.

- In an engagement letter dated June 11, 2025, the Company has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital's services relating to the Opinion.

DUE DILIGENCE PROCEDURES

In completing our analyses and for purposes of the Opinion set forth herein, Houlihan Capital has, among other things, performed the following:

- Held discussions with certain members of Anebulo's senior management ("Management") regarding the Transaction, the historical performance of the Company (giving effect to the Transaction), and the future outlook for the Company;
- Review of information provided by Client including, but not limited to:
  - The Company's latest reports on Form 10-Q and 10-K and other relevant public documents as filed with the Securities and Exchange Commission;
  - The Company's unaudited financial statements for the year-to-date ("YTD") period ended March 31, 2025;
  - The Company's scenario-based revenue projections for Selonabant, dated November 26, 2024;
  - The Opportunity Assessment Report presented by IQVIA for the Company, dated November 26, 2024;
- Reviewed the industry in which the Company operates, which included a review of (i) certain industry and economic research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses; and
- Developed indications of value for the Company using generally accepted valuation methodologies.

Overview of the Company[1]

Anebulo Pharmaceuticals, Inc. (NASDAQ: ANEB) is a clinical-stage biotechnology company founded in April 2020 and based in Lakeway, Texas. The Company focuses on therapeutics for acute cannabinoid intoxication (ACI) and related central nervous system conditions. Its lead candidate, Selonabant (formerly ANEB-001), is a competitive antagonist of cannabinoid receptor type 1 (CB-1), designed to quickly reverse intoxication symptoms from natural THC and synthetic analogs such as dronabinol, Spice, and K2. Selonabant is orally administered, shelf-stable, and suitable for use in acute-care settings.

Anebulo holds global rights to Selonabant through an exclusive license agreement with Vernalis Development Ltd., providing access to extensive preclinical and clinical data and including standard milestone and royalty terms. The Company pursues a capital-efficient development strategy by outsourcing key operational functions while retaining direct oversight of clinical and regulatory activities.

Previously, Anebulo completed a Phase 2 proof-of-concept study in collaboration with the Centre for Human Drug Research (CHDR) in the Netherlands. The trial enrolled healthy volunteers administered oral THC doses (10.5 mg to 60 mg) and evaluated Selonabant at doses of 50 mg and 100 mg, both concurrently and after symptom onset. Selonabant significantly reduced subjective intoxication symptoms ("feeling high") with rapid onset and was well tolerated without serious adverse events.

Anebulo now plans a Phase 1 single ascending dose (SAD) study of intravenous Selonabant, anticipated to begin in the third quarter of 2025. This trial will enroll healthy adults aged 18 to 25 to gather essential safety, pharmacokinetic, and tolerability data, particularly informing dosing for pediatric patients experiencing cannabis-induced CNS depression. This represents an important progression toward population-specific trials, setting the groundwork for future pivotal and NDA-enabling studies.

---

[1] Sourced from the Company's most recent 10-Q and 10-K.

COMPANY OVERVIEW – ANEBULO

The Company maintains an open Investigational New Drug (IND) application and has previously engaged the FDA through productive Type B and pre-IND meetings. The FDA recognized the unmet need for an approved treatment for ACI, especially for pediatric patients, and encouraged collaboration to streamline Selonabant's regulatory path.

Strategic Development Milestones:

- Successful Phase 2 proof-of-concept demonstrating Selonabant's rapid and effective reduction of cannabinoid intoxication symptoms.
- Planned Phase 1 intravenous study to establish dosing protocols relevant to pediatric cannabinoid toxicity cases.
- Active FDA engagement emphasizing unmet clinical needs, particularly highlighting opportunities in pediatric care.

With no approved treatments for ACI currently available, Anebulo is positioning Selonabant as a first-in-class therapeutic addressing an urgent medical need for effective management of cannabinoid intoxication.

Company Overview – Anebulo

Company Stock Overview

Anebulo Pharmaceuticals has been publicly traded on the Nasdaq Capital Market ("NasdaqCM") since May 7, 2021, when the Company completed an initial public offering of 3,000,000 shares of common stock at a price of $7.00 per share and closed at a price of $1.57 per share on July 15, 2025. Per the Company's latest 10-Q (as of July 15, 2025), the Company has approximately 41,084,730 shares of common stock outstanding.

Houlihan Capital notes that the Company's public common stock is relatively thinly traded, with a 30-day average volume of 17,368 shares, and a 90-day average volume of 22,348 shares, as of July 15, 2025.

Houlihan Capital notes the stock's price is sensitive to large volume transactions. On July 1, 2025, an unknown public investor purchased 100.0 thousand Company shares. On July 1, the Company's intraday stock price was between $1.36 and $2.17 with 110.8 thousand total shares traded, closing at $1.75, a ~22% increase over the prior day's close. On July 2, the Company's intraday stock price was between $1.39 and $2.46 with 86.3 thousand shares traded, closing at $1.81.

COMPANY OVERVIEW – ANEBULO

ANEB Stock Price, all-time:



ANEB | Share Price
From 05/28/2021 To 07/15/2025
$7.50
$5.00
$2.50
$1.57
ANEB | Volume
200.00k
150.00k
100.00k
50.00k
Jul
Oct
2022
Apr
Jul
Oct
2023
Apr
Jul
Oct
2024
Apr
Jul
Oct
2025
Apr
Jul

ANEB Stock Price, June 13 – July 15, 2025:



ANEB | Share Price
From 06/13/2025 To 07/15/2025
$2.50
$2.25
$2.00
$1.75
$1.57
$1.50
$1.25
ANEB | Volume
150.00k
125.00k
100.00k
75.00k
50.00k
13
16
17
18
20
23
24
25
26
27
30
1
2
3
7
8
9
10
11
14
Jul '25

COMPANY OVERVIEW – ANEBULO

The following provides a summary of current common stock share statistics:

Anebulo Pharmaceuticals, Inc.
Common Stock Share Statistics [1]

($ in actuals, except per share data)

Metric	Statistic [2]
Exchange: Ticker	NasdaqCM:ANEB
Share Price	$1.57
52-Week High	$3.08
52-Week Low	$0.80
Average Volume - 30 Day	17,368
Average Volume - 90 Day	22,348
30-Day VWAP	$1.63
90-Day VWAP	$1.41
Shares Outstanding	41,084,730
Free Float	3,401,330
Free Float %	8.28%
% Held by Insiders	91.72%
Shares Short	36,650
Short Ratio	1.99x
Short Percent of Float	1.08%

[1] Sources: Management, Capital IQ, and Yahoo! Finance
[2] As of July 15, 2025.

COMPANY OVERVIEW – ANEBULO

On December 22, 2024, the Company entered into a securities purchase agreement with 22NW Fund, LP, a greater than 5% stockholder of the Company that is controlled by Aron English, a director of the Company, as well as other institutional accredited investors, pursuant to which the Company agreed to issue and sell to the Investors, in a private placement priced at-the-market consistent with the rules of the Nasdaq Stock Market LLC, an aggregate of 15,151,514 shares of the Company's common stock. The purchase price of each Share was $0.99, equal to the Nasdaq Minimum Price, as defined in Nasdaq Listing Rule 5635(d).

The Private Placement closed on December 23, 2024. The Company received aggregate gross proceeds from the private placement of approximately $15.0 million, before deducting estimated offering expenses payable by the Company. The net proceeds from the private placement are intended for working capital purposes.

COMPANY OVERVIEW – ANEBULO

Income Statement – Historical

Anebulo Pharmaceuticals, Inc.
Income Statement

($ in thousands)

	Historical Period Ended June 30,				LTM
	2021	2022	2023	2024	3/31/2025
TOTAL NET REVENUE	$ -	$ -	$ -	$ -	$ -
TOTAL COST OF REVENUE	$ -	$ -	$ -	$ -	$ -
GROSS PROFIT	$ -	$ -	$ -	$ -	$ -
Gross Profit Margin %	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*
OPERATING EXPENSES					
Selling, General, and Administrative Expenses	$ 1,344	$ 3,870	$ 6,183	$ 4,760	$ 4,592
Research and Development Expenses	2,270	2,962	5,600	3,549	3,641
TOTAL OPERATING EXPENSES	**$ 3,614**	**$ 6,831**	**$ 11,784**	**$ 8,309**	**$ 8,233**
INCOME FROM OPERATIONS	**$ (3,614)**	**$ (6,831)**	**$ (11,784)**	**$ (8,309)**	**$ (8,233)**
Operating Income Margin %	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*
Interest Expense (Income), Net	$ (11)	$ 7	$ 92	$ 98	$ (238)
Other Expenses (Income), Net	(26,628)	(2)	(41)	9	782
INCOME BEFORE TAXES (EBT)	**$ (30,253)**	**$ (6,826)**	**$ (11,732)**	**$ (8,201)**	**$ (7,690)**
Income Tax Expense	-	-	-	-	-
NET INCOME	**$ (30,253)**	**$ (6,826)**	**$ (11,732)**	**$ (8,201)**	**$ (7,690)**
Net Income Margin %	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*
EBITDA, as Reported	**$ (3,614)**	**$ (6,831)**	**$ (11,784)**	**$ (8,309)**	**$ (8,233)**
EBITDA Margin %	*N/A*	*N/A*	*N/A*	*N/A*	*N/A*

Company Overview – Anebulo

Balance Sheet – Historical

Anebulo Pharmaceuticals, Inc.
Balance Sheet

($ in thousands)

	Historical Period Ended June 30, 2021	2022	2023	2024	As of 3/31/2025
CURRENT ASSETS					
Cash and Cash Equivalents	$ 19,986	$ 14,548	$ 11,247	$ 3,094	$ 13,280
Prepaid Expenses and Other Current Assets	1,668	1,031	423	414	528
TOTAL CURRENT ASSETS	**$ 21,653**	**$ 15,579**	**$ 11,670**	**$ 3,508**	**$ 13,808**
NET FIXED ASSETS	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
OTHER ASSETS					
Other Long-Term Assets	$ -	$ -	$ -	$ 565	$ 201
TOTAL OTHER ASSETS	**$ -**	**$ -**	**$ -**	**$ 565**	**$ 201**
TOTAL ASSETS	**$ 21,653**	**$ 15,579**	**$ 11,670**	**$ 4,073**	**$ 14,008**
CURRENT LIABILITIES					
Accounts Payable & Accrued Liabilities	$ 242	$ 513	$ 1,069	$ 261	$ 546
TOTAL CURRENT LIABILITIES	**$ 242**	**$ 513**	**$ 1,069**	**$ 261**	**$ 546**
TOTAL LONG-TERM LIABILITIES	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
TOTAL LIABILITIES	**$ 242**	**$ 513**	**$ 1,069**	**$ 261**	**$ 546**
TOTAL SHAREHOLDERS' EQUITY	**$ 21,412**	**$ 15,067**	**$ 10,601**	**$ 3,813**	**$ 13,462**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$ 21,653**	**$ 15,579**	**$ 11,670**	**$ 4,073**	**$ 14,008**

FAIRNESS OPINION OVERVIEW

In assessing whether the consideration to be issued or exchanged in the Transaction to the shareholders of the Company is fair from a financial point of view to the minority, unaffiliated shareholders of the Company, Houlihan Capital compared our estimated fair value of the equity of the Company on a per share basis to the per share price defined in the Transaction. If the per share price defined in the Transaction is within or above the range of values implied by the analysis then the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.

The following pages discuss Houlihan Capital's valuation of the Company's equity value per share as of July 15, 2025 (the "Date of Value").

There are three primary approaches that have traditionally been used to estimate fair value: the adjusted book value approach, the income approach, and the market approach.

- The adjusted book value approach estimates fair value based on the principle of substitution, assuming that a prudent investor would pay no more for an asset than the amount for which the asset or property could be reproduced or replaced, less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. This approach is typically considered appropriate for highly capital-intensive businesses, real estate holding companies, or other types of holding companies where the value of the entity is derived primarily from the underlying assets held by the entity and not from additional value added from labor or profitable use of the assets owned. This valuation approach may also be used to value companies that are in bankruptcy or liquidation, or those that are otherwise not considered a going concern. **Because the Company operates as going concern business and is not asset intensive, Houlihan Capital did not utilize the adjusted book value approach in support of the Opinion**.

- The income approach is a calculation of the present value of the future monetary benefits expected to flow to the owner of the subject asset. A commonly applied methodology under the Income Approach is the Discounted Cash Flow ("DCF") Method. Using a DCF analysis, value is indicated from all the future cash flows attributable to the firm or asset, discounted to present value at an appropriate required rate of return. **A multi-year forecast was provided, and therefore, Houlihan Capital utilized the income approach in support of the Opinion.**

- The market approach references actual transactions of the asset to be valued, similar assets, or assets that can otherwise be used to infer the value of the subject asset. The application of methods within the market approach often requires identifying companies comparable to a subject company, observing transaction prices of those companies' securities, deriving valuation multiples based on the ratio of such transaction prices to

financial metrics (e.g., EBITDA, Tangible Book Value, Book Value), and then applying selected valuation multiples to the subject company's same financial metrics.

The Comparable Transactions Method is another commonly used method under the Market Approach. This valuation method involves determining valuation multiples from sales of companies with financial and operating characteristics considered reasonably similar to those of the company being valued and applying representative multiples to the financial metrics of the subject company to estimate value, similar to the Guideline Public Company Method.

While the income approach was utilized, Houlihan Capital sought to develop as many indications of corroborative value for the Company as possible.

While Houlihan Capital considered the current price of the Company's public common stock, as noted in the Company Overview, the stock is relatively thinly traded, with an average 30-day volume of 16.5 thousand shares as of the Date of Value. Further, the stock's price is sensitive to large volume transactions, with the stock closing ~21% higher following a 100.0 thousand share purchase on July 1, 2025. The total public float of the Company is 3.4 million shares. As such, if all public shareholders attempted to liquidate their holdings at the same time, the Company's stock price would quickly fall below its currently traded price.

As mentioned in the Company Overview, a transaction involving the sale of 15.2 million Company shares at $0.99 per share closed on December 23, 2024. However, the transaction was conducted by existing Company shareholders and was determined not to be an arms-length transaction. For this reason, Houlihan Capital eschewed the Prior Transaction method.

Thus, Houlihan Capital utilized the Guideline Public Company and Guideline Transaction methods under the market approach in support of the Opinion. Standard metrics from which to derive then apply multiples are not available for clinical stage biopharmaceutical companies, so we were limited

in our analysis to direct observation of values of firms identified as most similar to Anebulo, including a curated list of guideline public companies and M&A transactions.

MARKET APPROACH: GUIDELINE PUBLIC COMPANY ANALYSIS

Houlihan Capital used S&P Capital IQ to conduct a comprehensive screening process to identify guideline public companies that, while not exact matches, were reasonably comparable to the Company. Using professional judgment, we considered factors such as industry classification, therapeutic focus, clinical phase, enterprise value, and business scale. The search focused on clinical-stage companies engaged in developing investigational drug candidates with therapeutic focuses on (i) CB-1 receptor antagonism, (ii) acute/emergency hospital care, (iii) CNS depression, and/or (iv) broader CNS therapeutic applications. Companies were filtered based on similarities in product development, maturity, relative size, and market orientation, resulting in a peer set of 11 public companies that reflects the subject company's position within the biopharmaceutical landscape.

The exhibits to this presentation include further details about the guideline public companies, including their primary indications, stage, and an analysis of relative comparability to the Company. Houlihan Capital ultimately selected the first quartile of the data for the low indication of enterprise value and the third quartile of the data for the high indication of enterprise value. A detailed analysis of the guideline public companies follows in the next two pages.

The Guideline Public Company analysis indicates a range of $0.7 million to $20.7 million for the enterprise value of the Company.

FAIR MARKET VALUE ANALYSIS

Anebulo Pharmaceuticals, Inc.
Guideline Public Company Analysis
As of July 15, 2025

Company Name	Company Ticker	Company Description (1)	Primary Indications/ Procedures	Development Phase	TEV (Millions, USD) (1)
Addex Therapeutics Ltd	NASDAQ: ADXN	Addex Therapeutics Ltd discovers, develops, and commercializes small-molecule pharmaceutical products for neurological disorders in Switzerland.	Epilepsy, Parkinson's (mGlu modulators)	Clinical Phase IIb	$3.9
Aelis Farma SA	ENXTPA:AELIS	Aelis Farma SA, a clinical-stage biopharmaceutical company, focuses on discovering and developing drug candidates for the treatment of central nervous system disorders in France.	CB1 receptor inhibitors for cannabis use disorders & cognition	Clinical Phase II	$4.4
CervoMed Inc.	NASDAQCM:CRVO	CervoMed Inc., a a clinical-stage biotechnology company, engages in the development and commercialization of treatments for age-related neurologic disorders.	SIGMAR1-targeted Alzheimer's drug	Clinical Phase II	$27.6
Cognition Therapeutics, Inc.	NASDAQCM:CGTX	Cognition Therapeutics, Inc., a clinical-stage biopharmaceutical company, engages in the discovery and development of small molecule therapeutics targeting age-related degenerative diseases and disorders of the central nervous system and retina.	Alzheimer's and synaptic protection	Clinical Phase II	$19.4
Corbus Pharmaceuticals Holdings, Inc.	NASDAQCM:CRBP	Corbus Pharmaceuticals Holdings, Inc., a biopharmaceutical company, develops products to defeat serious illness.	Developing CRB-913, a peripherally restricted CB-1 inverse agonist aimed at inducing weight loss in patients with obesity.	Clinical Phase I	-$31.3
Ensysce Biosciences, Inc.	NASDAQCM:ENSC	Ensysce Biosciences, Inc., a clinical-stage pharmaceutical company, develops prescription drugs for severe pain relief in opioid misuse, abuse, and overdose in the United States.	Abuse-deterrent opioid therapies	Clinical Phase II	$1.9

(1) Per S&P Capital IQ.

FAIR MARKET VALUE ANALYSIS

Anebulo Pharmaceuticals, Inc.
Guideline Public Company Analysis (Continued)
As of July 15, 2025

Company Name	Company Name	Company Description (1)	Primary Indications/ Procedures	Stage	TEV (Millions, USD) (1)
Grace Therapeutics, Inc.	NASDAQCM:GRCE	Grace Therapeutics, Inc. engages in the development and commercialization of pharmaceutical products for rare and orphan diseases in Canada.	Late-stage biopharma company with drug candidates addressing rare and orphan diseases.	Clinical Phase III	$22.0
InMed Pharmaceuticals Inc.	NASDAQCM:INM	InMed Pharmaceuticals Inc., a clinical stage pharmaceutical company, develops a pipeline of prescription-based products in the United States.	Rare cannabinoids for CNS and skin disorders	Clinical Phase I	-$0.5
Klaria Pharma Holding AB (publ.)	OM:KLAR	Klaria Pharma Holding AB is a Sweden-based biopharmaceutical company that develops proprietary alginate-based oral films to deliver drugs rapidly through the oral mucosa. Using this platform, it is advancing fast-acting treatments for acute conditions such as migraine, cancer-related pain, opioid overdose and anaphylactic shock.	Acute rescue medications via transmucosal films	Clinical Phase II	$8.6
Skye Bioscience, Inc.	NASDAQ:SKYE	Skye Bioscience, Inc., a clinical stage biopharmaceutical company, focuses on developing molecules that modulate G protein-coupled receptors (GPCRs) to treat obesity, overweight, and metabolic diseases.	Nimacimab, a peripherally-restricted CB1-blocking antibody	Clinical Phase I	$57.1
Vistagen Therapeutics, Inc.	NASDAQCM:VTGN	Vistagen Therapeutics, Inc., a clinical-stage biopharmaceutical company, engages in the development and commercialization of therapies for neuropsychiatric and neurological disorders.	Advancing fasedienol, a rapid-acting intranasal spray designed for on-demand relief of social anxiety disorder episodes.	Clinical Phase III	-$13.4
				Third Quartile	**$20.7**
				Mean	**$9.1**
				Median	**$4.4**
				First Quartile	**$0.7**

(1) Per S&P Capital IQ.

MARKET APPROACH: GUIDELINE TRANSACTION ANALYSIS

Houlihan Capital also analyzed the values of comparable companies from M&A transaction that closed within the last 3 years. As with the Guideline Public Company method, Houlihan Capital utilized S&P Capital IQ to conduct a comprehensive screening to identify acquired companies that, while not exact matches, were reasonably comparable to the Company, resulting in a peer set of 8 acquired companies that reflects the subject company's position within the biopharmaceutical landscape.

As part of the analysis, Houlihan Capital adjusted the reported enterprise values of the acquired companies by removing any implied deal premiums to arrive at a normalized, pre-acquisition enterprise value. In the absence of available premium data on S&P Capital IQ, Houlihan Capital selected a premium of 59.8%, based on the average premium paid for companies in the pharma-biotech subset in 2023 (latest available)[2].

While the acquired companies in these transactions were generally at more advanced stages of development, often in Phase III or nearing regulatory approval, this is consistent with typical M&A behavior as acquirers tend to target companies with greater clinical validation, regulatory visibility, and proximity to revenue generation. Although the subject company is earlier in its development cycle, these transactions still offer a relevant benchmark by illustrating market-based valuations for assets in adjacent therapeutic areas with similar commercial potential. Houlihan Capital ultimately selected the first quartile of the data for the low indication of enterprise value and the third quartile of the data for the high indication of enterprise value. A detailed analysis of the transactions follows on the next page.

The Guideline Transactions analysis indicates a range of $30.3 million to $77.6 million for the enterprise value of the Company.

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[2] Source: Rouleau, E. (2024, October 18). Pharma M&A Deals Reveal Down Decade, Uncertain Future. Bloomberg Law.

FAIR MARKET VALUE ANALYSIS

Anebulo Pharmaceuticals, Inc.
Guideline Transaction Analysis
As of July 15, 2025

Buyer	Target	Transaction Close Date (1)	Primary Indications/ Procedures	Development Phase (At Acquisition)	Implied Transaction TEV (1)	Deal Premium Paid (1)		Adjusted TEV (3)
Double Point Ventures LLC	Lumos Pharma, Inc.	12/12/2024	Pediatric Growth Hormone Deficiency (oral LUM-201); indicated for rare endocrine disorders	Clinical Phase III	$40.9	58.2%		$25.8
Biohaven Ltd.	Pyramid Biosciences, Inc.	1/31/2024	Oncology – Trop-2-targeted antibody–drug conjugate for solid tumours	Clinical Phase I/II	$50.8	59.8%	(2)	$31.8
Zevra Therapeutics, Inc.	Acer Therapeutics Inc.	11/17/2023	Rare genetic & metabolic disorders – vascular Ehlers-Danlos syndrome (vEDS) and urea-cycle disorders	Clinical Phase III	$135.6	5.2%		$129.0
Harmony Biosciences Holdings, Inc.	Zynerba Pharmaceuticals, Inc. (nka:Harmony Biosciences Management, Inc.)	10/10/2023	Rare neuropsychiatric disorders – Fragile X syndrome, 22q11.2 deletion	Clinical Phase III	$174.4	59.8%	(2)	$109.1
Indivior PLC	Opiant Pharmaceuticals, Inc.	3/2/2023	Opioid-overdose rescue & addiction medicines	NDA	$190.0	194.7%		$64.5
Syncona Limited; Syncona Investment Management Limited	Applied Genetic Technologies Corporation (nka:Beacon Therapeutics (USA), Inc.)	11/30/2022	Gene therapy for inherited retinal diseases (esp. X-linked retinitis pigmentosa, XLRP)	Clinical Phase II/III	$59.2	41.6%		$41.8
Neurocrine Biosciences, Inc.	Diurnal Group plc (nka:Diurnal Group Limited)	11/1/2022	Pediatric adrenal insufficiency (Chronocort Phase II/III); metabolic endocrine therapies	Clinical Phase III	$34.7	144.4%		$14.2
Genfit S.A.	Versantis AG	9/29/2022	Liver diseases – acute-on-chronic liver failure (ACLF) and paediatric urea-cycle disorder	Clinical Phase II	$107.2	59.8%	(2)	$67.1
				Third Quartile	**$145.3**	**59.8%**		**$77.6**
				Mean	**$83.2**	**62.4%**		**$60.4**
				Median	**$99.1**	**59.0%**		**$53.2**
				First Quartile	**$48.4**	**14.3%**		**$30.3**

(1) Per S&P Capital IQ.
(2) In the absence of available premium data on S&P Capital IQ, Houlihan Capital selected a premium of 59.8%, based on the average premium paid for companies in the pharma-biotech subset in 2023 (latest available).
Source: Rouleau, E. (2024, October 18). Pharma M&A Deals Reveal Down Decade, Uncertain Future. Bloomberg Law.
(3) Adjusted TEV calculated as Implied Transaction TEV divided by 1 + Deal Premium Paid.

MARKET APPROACH: CONLUSION

Given our comparable level of confidence in both the guideline public company and guideline transaction methods, we have applied equal weighting to the results of each in deriving the low and high estimates of enterprise value under the market approach. This weighting reflects a balanced perspective, incorporating market-based indications of value from both trading comparables and precedent acquisition activity.

The overall Market Approach indicates a range of $15.5 million to $49.1 million for the enterprise value of the Company.

Anebulo Pharmaceuticals, Inc.
Market Approach: Enterprise Value Conclusion
As of July 15, 2025

(in millions)

Valuation Methodology	Indicated Fair Market Value of Enterprise			
		Low		High
Market Approach: GPC Method	$	0.7	$	20.7
Market Approach: GT Method		30.3		77.6
Indicated Enterprise Value (1)	**$**	**15.5**	**$**	**49.1**

(1) Applies a 50% weighting to each methodology for the low and high indications respectively.

INCOME APPROACH: DISCOUNTED CASH FLOW METHOD

In applying the income approach to the valuation of the Company, a discounted cash flow methodology was used.

The DCF methodology is based on an entity's ability to generate free cash flow in the future. Free cash flow is defined as cash that is available either to reinvest in new or current businesses or to distribute to investors (either debt or equity) in the form of dividends, stock buybacks, or debt service. Reasonable projections of revenues, earnings, and reinvestment requirements form the basis for estimating the future free cash flows that a company will likely generate from its existing business. Such projections are intended to reflect a weighted average of several likely scenarios for the future performance of the subject company (i.e., expected cash flows).

The DCF analysis incorporates a projection of cash flows over a discrete projection period and a terminal value calculation to capture the additional cash flow generation capacity of the company beyond the discrete projection period.

The expected cash flows and terminal value are then discounted to their present value at an appropriate rate of return, or "discount rate." The discount rate is the rate of return an investor would require on an investment in the business and should account for both the time value of money and investment risk factors, including macroeconomic, industry, and company-specific factors. See the narrative and tables on the next six pages for a detailed analysis.

Projected Cash Flows

Management provided 10-year revenue projections for the Company. Management estimated first year revenues for Selonabant to begin in 2028. Management's projections contained three scenarios, differentiated primarily by Selonabant's treatment price, access, and promotional reach:

- Scenario 1 – Selonabant low treatment price, high access, moderate promotional reach.
- Scenario 2 – Selonabant moderate treatment price, moderate access, moderate promotional reach.
- Scenario 3 – Selonabant high treatment price, low access, high promotional reach.

Based on an opportunity assessment analysis performed by IQVIA in November 2024, feedback from 10 healthcare providers in various roles across emergency medicine, pediatric emergency medicine, and intensive care indicated Selonabant's use would be limited if its treatment price approached the range of the Scenario 2 and Scenario 3 projections. Based on this feedback, and after discussions with Management, the Scenario 1 projections appeared to be the most reasonable and reliable scenario for the utilization of the DCF.

The present value of the enterprise cash flows during the discrete projection period and the terminal value were calculated using a selected discount rate, as determined pursuant to the analysis described below.

Houlihan Capital applied a 12.1% cash flow margin in its analysis, sourced from IBISWorld's Biotechnology in the U.S. report[3]. This margin reflects the 5-year average profit margin of companies across the biotechnology industry between 2020 and 2025, including a variety of business models, developmental stages, and therapeutic focuses. The use of this industry-wide benchmark provides a balanced and objective basis for estimating long-term profitability in the sector. Furthermore, rather than relying solely on the margins of mature companies in the industry, this selection

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[3] IBISWorld, *Biotechnology in the US (OD4166)*, March 2025

attempts to control for survivorship bias, and indirectly accounts for the risks associated with the Company's pre-revenue stage of development.

Discount Rate

The Company is an early-stage company that is projected to experience significant growth in revenue and margins over the forecast period. Traditional methods used to derive discount rates, the capital asset pricing model and build-up approaches, would be unreliable in quantifying the required rate of return on the Company's projected cash flows because they rely on risk and return data for companies that are mature and are projected to have slower growth. Instead, Houlihan relied on a survey of the rates of return sought by private equity, venture capital, and angel investors published by Pepperdine University shown below.

In selecting discount rates to apply to the Company, Houlihan noted the first quartile, median, and third quartile required rates of return indicated for early-stage venture capital-backed companies and smaller private equity-backed companies. Required rates of return were generally in the 22% to 42% range. Houlihan believes that a discount rate of 30% is applicable to the Company.

Fair Market Value Analysis

Anebulo Pharmaceuticals, Inc.
Required Rates of Return - Pepperdine Study
Data as of 5/10/2024
($ in millions)

Source	EBITDA	Rate of Return: 1st Quartile	Median	3rd Quartile
Pepperdine Private Equity Study[1]	5.0	20.5%	21.0%	23.0%
	10.0	20.0%	20.5%	21.5%
	25.0	19.5%	20.0%	20.5%
	50.0	19.0%	19.5%	20.0%

Source	Stage of Development	Rate of Return: 1st Quartile	Median	3rd Quartile
Pepperdine Venture Capital Study[1]	Pre-Seed	34.8%	51.5%	68.3%
	Seed	19.3%	25.5%	43.0%
	Early-Stage	21.8%	25.5%	29.3%
	Expansion	21.8%	23.0%	25.5%

Source	Stage of Development	Rate of Return: 1st Quartile	Median	3rd Quartile
Pepperdine Angel Investor Study[1]	Seed	25.0%	33.0%	53.0%
	Startup	23.0%	30.0%	48.0%
	Early-Stage	22.0%	28.0%	42.0%
	Expansion	20.0%	23.0%	33.0%

[1] Pepperdine University, *Private Capital Markets Project 2024*, p. 9.

Present Value of Free Cash Flow

Houlihan discounted the projected free cash flows of the Company to the Date of Value, applying the discount rate concluded for the Company and a mid-period convention. The mid-period convention is typical to valuation practice when discounting cash flows that are estimated to be generated and received on an on-going basis throughout the applicable period, such as is the case with revenues, profits, and cash flows from an operating business.

Next, Houlihan determined a terminal value for the Company at the end of the explicit projection period under an exit multiple methodology.

The exit multiple applied was 1.25x terminal year revenue, determined through a combination of market-based observations and professional judgment. In selecting this multiple, we reviewed the Enterprise Value/Revenue trading multiples of the guideline public companies. We also considered data from S&P Capital IQ's Central Nervous System market map[4], which provided broader insight into valuation trends within the sector. The selected multiple is below the median of the data sets mentioned, and reflects the Company's early clinical stage, long-term growth prospects, and the risk profile typical of development-stage biotech firms.

Next, Houlihan summed the present values of the Company's projected cash flows during the discrete projection period and the present value of the terminal value to determine an indicated enterprise value for the Company.

[4] Per S&P Capital IQ: "[The] Central Nervous System topic tag is associated with companies that specialize in the research, development and treatment of various acute and chronic diseases that affects the CNS including but not limited to depression, schizophrenia, movement disorders, and epilepsy. This topic tag also includes pharmaceutical companies that develop and market drugs used to treat CNS disorders like anti-psychotics, antidepressants, and neuroleptics."

FAIR MARKET VALUE ANALYSIS

Anebulo Pharmaceuticals, Inc.
Discounted Cash Flow Analysis - Exit Multiple
As of July 15, 2025

($ in thousands)

	Projected Period													
	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Terminal Year
Selonabant Treatment Price	$ -	$ -	$ -	$ 10.0	$ 10.2	$ 10.4	$ 10.6	$ 10.8	$ 11.0	$ 11.3	$ 11.5	$ 11.7	$ 12.0	$ 12.0
Total Patient Volume (Actuals)	-	-	-	4,321	8,288	12,551	15,939	18,400	20,240	22,264	24,491	26,940	29,634	29,634
Total Net Revenue	$ -	$ -	$ -	$ 43,207.3	$ 84,534.5	$ 130,580.5	$ 169,140.0	$ 199,169.8	$ 223,608.5	$ 250,730.7	$ 281,320.9	$ 315,642.1	$ 354,150.4	$ 354,150.4
Revenue Growth %	N/A	N/A	N/A	N/A	95.6%	54.5%	29.5%	17.7%	12.2%	12.2%	12.2%	12.2%	12.2%	N/A
EBITDA	$ -	$ -	$ -	$ 5,228.1	$ 10,228.7	$ 15,800.2	$ 20,466.9	$ 24,099.5	$ 27,059.7	$ 30,338.5	$ 34,039.8	$ 38,192.7	$ 42,852.2	$ 42,852.2
EBITDA Margin % [1]	N/A	N/A	N/A	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%	12.1%
Less: Depreciation and Amortization [2]	-	-	-	(432.1)	(845.3)	(1,305.8)	(1,691.5)	(1,991.7)	(2,234.7)	(2,507.3)	(2,813.2)	(3,156.4)	(3,541.5)	(3,541.5)
EBIT	$ -	$ -	$ -	$ 4,796.0	$ 9,383.5	$ 14,494.4	$ 18,775.4	$ 22,107.8	$ 24,805.0	$ 27,831.2	$ 31,226.6	$ 35,036.3	$ 39,310.7	$ 39,310.7
Less: Income (Taxes) Benefit @ 26.50%	-	-	-	(1,270.9)	(2,486.6)	(3,841.0)	(4,975.5)	(5,858.6)	(6,573.3)	(7,375.3)	(8,275.1)	(9,284.6)	(10,417.3)	(10,417.3)
Debt-Free Net Income (NOPAT)	$ -	$ -	$ -	$ 3,525.1	$ 6,896.7	$ 10,653.4	$ 13,799.9	$ 16,249.3	$ 18,231.7	$ 20,455.9	$ 22,951.6	$ 25,751.7	$ 28,893.4	$ 28,893.4
Plus: Depreciation and Amortization [2]	-	-	-	432.1	845.3	1,305.8	1,691.5	1,991.7	2,234.7	2,507.3	2,813.2	3,156.4	3,541.5	3,541.5
Enterprise Gross Cash Flow	$ -	$ -	$ -	$ 3,957.1	$ 7,742.1	$ 11,959.2	$ 15,491.4	$ 18,241.0	$ 20,466.4	$ 22,963.3	$ 25,764.8	$ 28,908.1	$ 32,434.9	$ 32,434.9
Less: Additions in Working Capital	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Less: Capital Expenditures [2]	-	-	-	(432.1)	(845.3)	(1,305.8)	(1,691.5)	(1,991.7)	(2,234.7)	(2,507.3)	(2,813.2)	(3,156.4)	(3,541.5)	(3,541.5)
Enterprise Net Cash Flow	$ -	$ -	$ -	$ 3,525.1	$ 6,896.7	$ 10,653.4	$ 13,799.9	$ 16,249.3	$ 18,231.7	$ 20,455.9	$ 22,951.6	$ 25,751.7	$ 28,893.4	$ 28,893.4
Enterprise Net Cash Flow Growth	N/A	N/A	N/A	N/A	95.6%	54.5%	29.5%	17.7%	12.2%	12.2%	12.2%	12.2%	12.2%	N/A
Enterprise Net Cash Flow Margin	N/A	N/A	N/A	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%	8.2%
Present Value of Enterprise Net Cash Flows:														
Present Value Factor @ 38.00%	1.0034	0.8806	0.6920	0.5246	0.4053	0.3104	0.2315	0.1837	0.1413	0.1082	0.0836	0.0643	0.0495	
Present Value of Enterprise Net Cash Flows	$ -	$ -	$ -	$ 1,849.2	$ 2,793.1	$ 3,306.9	$ 3,195.1	$ 2,984.6	$ 2,575.9	$ 2,213.2	$ 1,918.8	$ 1,656.1	$ 1,429.3	

Total Present Value of Enterprise Net Cash Flows	$	24,022.3

Present Value of Terminal Value		
Terminal Year Revenue	$	354,150.4
Exit Multiple [3]		1.25x
Terminal Value	$	442,688.0
Present Value Factor @ 38.00%		0.0433
Present Value of Terminal Value	$	19,165.7

Valuation Summary:		
Total Present Value of Enterprise Net Cash Flows	$	24,022.3
Present Value of Terminal Value		19,165.7
Indicated Enterprise Value	$	43,188.0

[1] Source: IBISWorld, Biotechnology in the US (OD4166), March 2025

[2] Forecasted capital expenditures, depreciation, and amortization were estimated based on the approximate 5-year median capital expenditures as a percentage of revenue for the guideline public companies of 1.0%.

[3] Exit multiple selected using observable public company data from S&P Capital IQ, and professional judgment.

Fair Market Value Analysis

Anebulo Pharmaceuticals, Inc.
Sensitivity Analysis - Indicated Enterprise Value

		EBITDA Margin %				
		10.1%	11.1%	**12.1%**	13.1%	14.1%
	37.5%	$ 23,619	$ 25,138	$ 26,657	$ 28,177	$ 29,696
	35.0%	$ 27,686	$ 29,388	$ 31,089	$ 32,791	$ 34,493
Private	32.5%	$ 32,682	$ 34,597	$ 36,511	$ 38,426	$ 40,340
Capital	**30.0%**	$ 38,860	$ 41,024	**$ 43,188**	$ 45,352	$ 47,516
ROR	27.5%	$ 46,550	$ 49,008	$ 51,466	$ 53,924	$ 56,383
	25.0%	$ 56,187	$ 58,994	$ 61,801	$ 64,608	$ 67,415
	22.5%	$ 68,350	$ 71,573	$ 74,795	$ 78,018	$ 81,240

The Discounted Cash Flow analysis indicates a range of $34.6 million to $53.9 million for the enterprise value of the Company.

FAIR MARKET VALUE ANALYSIS

VALUATION CONCLUSION – ENTERPRISE VALUE

Based on the analyses discussed above, the range of values estimated for the Enterprise Value of the Company are as follows:

Anebulo Pharmaceuticals, Inc.
Enterprise Value Conclusion
As of July 15, 2025

(in millions)

Valuation Methodology		Indicated Fair Market Value of Enterprise			
		Low		High	
Market Approach: GPC Method & GT Method	(1)	$	15.5	$	49.1
Income Approach: DCF Method		$	34.6	$	53.9

(1) The Guideline Public Company Method and Guideline Transaction Method were weighed equally for the Market Approach.

FAIR MARKET VALUE ANALYSIS

VALUATION CONCLUSION

To conclude on a range of Equity Values as indicated by our analyses, we considered all the values resulting from the Guideline Public Company Method, Comparable Transactions Method, and Discounted Cash Flow Method. Based on the analyses discussed above, the estimated fair value of equity range determined by our analysis is as follows:

Anebulo Pharmaceuticals, Inc.
Valuation Summary
As of July 15, 2025

(in millions, except per share values)

	Market Approach		Income Approach	
	Low	**High**	**Low**	**High**
Enterprise Value [1]	**$ 15.5**	**$ 49.1**	**$ 34.6**	**$ 53.9**
Plus: Cash [2]	13.3	13.3	13.3	13.3
Less: Debt [2]	(3.0)	(3.0)	(3.0)	(3.0)
Total Equity Value	**$ 25.8**	**$ 59.4**	**$ 44.9**	**$ 64.2**
Shares Outstanding at Closing [3]	41.1	41.1	41.1	41.1
Fair Market Value per Share	**$ 0.63**	**$ 1.45**	**$ 1.09**	**$ 1.56**

(1) See Houlihan Capital's Enterprise Value Conclusion.
(2) Per Company Management.
(3) Per Company's most recent 10Q.

FAIR VALUE CONCLUSION

Pursuant to an engagement letter dated June 11, 2025, the Special Committee of the Company (the "Special Committee") engaged Houlihan Capital as its financial advisor to render a written opinion (the "Opinion"), whether or not favorable, to the Special Committee as to whether, as of the date of such Opinion, the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.

As of the date hereof, it is Houlihan Capital's opinion that the Transaction is fair from a financial point of view to the minority, unaffiliated shareholders of the Company.



Indicated Fair Market Value of Equity Per Share
Current Stock Price $1.57
30-Day VWAP $1.63
Market Approach: GPC Method & GT Method
Income Approach: DCF Method
$-
$0.50
$1.00
$1.50
$2.00